SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LIFECELL CORPORATION

(Name of Subject Company)

LIFECELL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Paul G. Thomas

Chairman of the Board, President and Chief Executive Officer

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Alan Wovsaniker, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ 07068

(973) 597-2500

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by LifeCell Corporation, a Delaware corporation (the “Company”), on April 21, 2008, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on April 21, 2008 and Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on April 25, 2008. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Regulatory Approvals”:

“On April 29, 2008, the Company was notified that early termination of the waiting period applicable to the Offer and the Merger under the HSR Act had been granted. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable HSR Act waiting period has been satisfied.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFECELL CORPORATION

By:	/s/ Steven T. Sobieski
Steven T. Sobieski
Chief Financial Officer

Date: April 30, 2008